

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 20, 2009

By U.S. Mail and Facsimile to: (905) 532-0369

Alex Haditaghi
President
MortgageBrokers.com Holdings, Inc.
260 Edgeley Boulevard, Suite 11
Concord, Ontario L4K 3Y4

> **Re:** **MortgageBrokers.com Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 333-105778**

Dear Mr. Haditaghi:

We have reviewed your response filed with the Commission on October 1, 2009 and have the following comments. We have limited our review of your Form 10-K for the fiscal year ended December 31, 2008 to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis

1.   Please refer to your response to comment 4 of our July 28, 2009 letter and revise to disclose, if true, that the pricing structures of each revenue stream have remained consistent between periods. Otherwise, please revise to discuss changes in your pricing structures and how your revenue was affected. Also, revise to disclose standard commission/broker rates in your industry for each geographical area in which you operate and to discuss, if applicable, how changes between

periods affected your revenue.

2.   Please refer to your response to comment 4 of our July 28, 2009 letter. You state within your response that, should Mr. Haditaghi settle the outstanding litigation, you will amend your filings to reverse the accrual you made in association with that litigation. Comment number 6 of our July 28, 2009 letter requested an amendment to properly present the accrual as an operating expense as required by US GAAP. Should Mr. Haditaghi settle the outstanding litigation, the amount accrued should be taken into income in the same period. Prior financial statements should not be amended to reverse the accrual.

Closing Comments

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

        You may contact Paul Cline at (202) 551-3851 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

                                Sincerely,

                                Michael R. Clampitt
                                Senior Attorney Advisor